June 10, 2005


Mr. Scott D. Josey
Chief Executive Officer and President
Mariner Energy, Inc.
2101 Citywest Blvd., Suite 1900
Houston, TX  77042


	Re:	Mariner Energy, Inc.
		Form S-1 filed May 12, 2005
		File No. 333-124858

Dear Mr. Josey:

      We have completed our review of the above filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that on January 29, 1997, you filed a Form 15, informing investors that you no longer had a reporting obligation under sections 13 and 15D of the Exchange Act. It is unclear why you continued to file periodic and annual report through the first quarter of 2003. It is also unclear why you elected to discontinue filing these reports. Please clarify to us the reasons you continued to file and why you subsequently ceased filing. In addition, please confirm to us that in the period since January 29, 1997, the company had no reporting obligations under any section of the Exchange Act.

2. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to issue repetitive comments.

3. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

4. Ensure that your prospectus includes the latest and best information available. In your next amendment, also file all omitted exhibits and supply the information you currently omit, including, without limitation:

* the status of the facilities you expect to complete by June 1;
* the production you expect to commence at the start of the third quarter;
* the amount outstanding under the JEDI note at page 32;
* identities of new directors and committee members at page 54;
* the beneficial ownership information at page 60;
* estimates for all unknown amounts, identified as such, in Item
13;
and
* the opinion of counsel regarding legality.

5. Provide the estimated per share price range of the offering or supplementally advise us of the proposed price range. We note that there is no market for the shares. We may have additional comments.

Cautionary Statement Concerning Forward-Looking Statements page ii

Because this filing is the company`s initial public offering, it is incorrect to suggest that the disclosure includes statements that are within the scope of the "safe harbor" that the PSLRA and the federal securities laws provide for forward-looking statements. If you retain this section, please revise accordingly. Also move all such disclosure so that the summary and risk factors sections immediately follow the cover page.

Summary

Summary of Geographic Areas of Activities, page 1

6. We note your disclosure of "PV10 Value" here and elsewhere in your document. Please address the following:

(a)	Describe in greater detail, how the measure is calculated.

(i)	Clarify whether or not the information used to calculate this ratio is derived directly from data determined in accordance with FAS
69;

(ii)	If the ratio does not use data determined in accordance with
FAS
69, please identify the source of the data;

(iii)	Indicate whether or not the ratio is a non-GAAP measure,
as
defined by Item10(e)(2) of Regulation S-K;

(iv) 	if the ratio is a non-GAAP measure, supplementally
explain
why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii) of Regulation S-K;
and,

(v) 	if you determine that it is appropriate to disclose the non-
GAAP
measure in Commission filings, provide the disclosure required by
Item 10(e)(1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

(b)	Disclose how management uses this measure.
(c)	Disclose the limitations of this measure.
(d)	Indicate whether your measure is comparable to other like
measures disclosed by other companies.

7. We note your disclosure of your "reserve-to-production ratio."
Please expand your disclosure to address each of the following:

(a)	Describe how the ratio is calculated.  We would expect the
information used to calculate this ratio to be derived directly from the line items disclosed in the estimated proved reserve quantities, as required by paragraph 11 of FAS 69.

(b)	Identify the status of the proved reserves that are used to
determine this ratio (e.g., proved developed vs. proved undeveloped).
Note that this ratio should not be  calculated using:

(i)	non-proved reserve quantities, or,

(ii)	proved reserves that include proved reserves from
consolidated
entities combined with proved reserves attributable to investments accounted for using the equity method.

(c)	Explain the nature of and the extent to which uncertainties
still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, the availability of additional development capital and the installation of additional infrastructure.

(d)	Indicate the time horizon of when the reserves are expected
to
be produced to provide investors a better understanding of when these reserves could ultimately be converted to cash inflows.

(e)	Disclose how management uses this measure.

	(g)  Disclose the limitations of this measure

(h) Indicate whether your measure is comparable to other like measures disclosed by other companies.

Summary of Development and Exploration Projects, page 5

8. Please reconcile the amounts reported as 2004 exploration and development expenditures to the amounts reported on page 18 and page
F-23.  Expand your disclosure to explain why these amounts differ.

Risk Factors, page 7

9. Revise your captions so that they are precise and concise. Among captions requiring revision are the first on page 7, which should refer to potential harm rather than an unspecified "effect," and the second on page 7 and last on page 12, both of which need to specify the potential harm to your business or investors.

10. Eliminate language that mitigates the risk you present, including your reference under "Properties we acquire" at page 11 to operating in a manner that is consistent with industry practice.

Capitalization, page 16

11. Please remove the cash and cash equivalent (less restricted cash) line item from your calculation of Total capitalization.

Selected Historical Consolidated Financial Data, page 18

12. Please ensure that the financial statements and other data presented in tabular form is presented consistently from left to right in the same chronological order throughout the document. In this regard, we note that the order of your Selected Historical Consolidated Financial Data differs from your financial statements.
See SAB Topic 11:E.

13. Please clarify whether all working capital disclosures exclude current derivative assets and liabilities and restricted cash or only periods when a deficit exists. We would expect all periods to be presented consistently.

14. We note your use of EBITDA which appears to also exclude the effects of impairment charges that have occurred and are reasonably likely to occur in the future. Please revise your presentation of this measure to reflect the guidance located in Item
10(e)(1)(ii)(B)
of Regulation S-K.

15. Please remove your disclosure of combined data.

16. Please disclose all statement of cash flow measures to provide investors with a more balanced presentation. Refer to FRC 202.03.

Management`s Discussion and Analysis, page 21

Results of operations, page 26

17. Please expand your disclosure to clarify how you determined the
2004 results amounts that you are comparing with 2003 results.
Please revise your discussion to comply with pro forma information prepared in accordance with Article 11 of Regulation S-X.

18. Expand the second paragraph to discuss in detail the gross proceeds and net proceeds, and to account for uses for all the proceeds you raised. We note the related disclosure at page 29.

Business, page 35

Enron Related Matters, page 50

19. Provide a more complete description of your affiliation with Enron in this section, and clarify the basis for your conclusion that you have no remaining control group liability.

Management, page 51

Executive Officers and Directors, page 51

20. Please revise the sketches for Messrs. Polasek, Lester and Hansen`s to ensure there are no gaps or ambiguities with regard to time in the five year biographical sketches. Disclose the principal business of the employers listed in the sketches where this information is omitted, including ACON Investments.

Board of Directors, page 53

21. Briefly explain the reasons for FBR`s role in the process, and disclose any fee arrangements in that regard.


Certain Transactions with Affiliates and Management, page 61

22. Disclose whether future transactions with affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties.

Plan of Distribution, page 71

23. We note that the selling shareholders may engage in short sales of your common stock. Confirm that you have considered
Corporation
Finance Telephone Interpretation A.65 in that regard.

Financial Statements

24. Continue to monitor the requirement to update your financial statements, as indicated in Rule 3-12 of Regulation S-X.

Statement of Operations, page F-4

25. We note your line item identified as "Inventory adjustment to lower of cost or market." It appears from elsewhere in your document that this charge relates to production equipment, specifically subsea trees. Please revise the caption used, to one that clarifies the nature of the items that comprise the amount reported in this line item to avoid investor confusion.

Statement of Cash Flows, page F-6

26. Please provide us with a reconciliation of the amount of Depreciation, depletion and amortization presented for the Post-merger period in your Statement of Cash Flows to the amount presented in your Statement of Operations for the same period.

 Note - 1. Summary of Significant Accounting Policies, page F-7

27. We note the limited amount of pro forma information provided in your document and that the pro forma information differs in certain respects to the combined financial information provided in your Selected Historical Consolidated Financial Data. Please clarify to us and in your document, why certain amounts differ. Further, please tell us why you have not provided complete pro forma information as prescribed in Rule 11-02(b) of Regulation S-X.

Oil and gas properties, page F-10

28. Please expand your disclosure to specifically address how the adoption of SFAS 143 impacted your full cost accounting. Refer to SAB 106 which can be located at http://www.sec.gov/interps/account/sab106.htm.

29. Please expand your footnote to disclose the following regarding capitalized internal costs:

* The amount of internal costs capitalized in each period that an income statement is presented.

* The nature of the costs capitalized.

* The basis that you used to determine that capitalization of these costs is appropriate.

* The balance of capitalized costs included in your capitalized oil and gas costs for each period that a balance sheet is presented.

* Specify, if true, that the internal costs capitalized can be directly identified with acquisition, exploration or development activities

* State, if true, that internal costs capitalized do not include any costs related to production, general corporate overhead or similar activities.

Refer to Rule 4-10(c)(2) of Regulation S-X. We note your unaudited disclosure on page F-23.

30. Please disclose how you determine the full cost limitation on capitalized costs in greater detail. Refer to Rule 4-10(c)(4) of Regulation S-X. Specifically address the extent to which you consider hedge prices in the determination of the full cost ceiling.
Refer to SAB Topic 12.D.3.b which can be located at: http://www.sec.gov/interps/account/sabcodet12.htm#12d3b

31. Please disclose how you amortize your capitalized oil and gas producing activity costs in greater detail. Refer to Rule 4-
10(c)(3)
of Regulation S-X.

32. Please disclose how you account for production costs. Refer to
Rule 4-10(c)(5) of Regulation S-X.

33. Please disclose how you account for other services. Note that COPAS reimbursements in excess of the amounts actually incurred that relate to a property in which you have an ownership interest should be netted against the full cost pool. The reimbursements received are akin to other service revenue. These net amounts will continue to be netted against the full cost pool until the costs within the pool are fully amortized. Refer to Rule 4-10(c)(6)(iv) of Regulation S-X.

34. Indicate the extent to which the properties included in your unamortized properties have been evaluated. Rule 4-10(c)(2)(ii)(A) of
Regulation S-X requires costs associated with unevaluated properties to be include in the amortization computation when it is determined whether or not proved reserves can be assigned to the properties.

35. Disclose how you account for geological and geophysical costs not directly associated with a specific unevaluated property to be included in the amortization base. Refer to Rule 4-10(c)(3)(ii)(A)(3) of Regulation S-X. Additionally, tell us how you account for your purchases of seismic data. We note your related disclosure on page F-20.

36. Include the following information in your footnotes or with respect to your unevaluated properties, as required by Rule 4-
10(c)(7)(ii) of Regulations S-X.

* Describe the current status of each significant property or project.

* Identify the anticipated timing of the inclusion of the costs in your full cost amortization calculation.

* Disclose, in a table, the following information by acquisition, exploration, development and capitalized interest costs:

* The total costs excluded as of the most recent fiscal year.

* The amount of the excluded costs incurred in each of the most recent three fiscal years and the total for any earlier fiscal years in which costs were incurred.

Note - 2, Related Party Transactions, page F-13

37. Please clarify to us the nature of the oil and gas purchase transactions entered into with various affiliates of Enron. Tell us why as a producer of oil and gas, you may have entered into various transactions to purchase oil and gas.

38. It appears from your disclosure that various Enron related receivables were settled for approximately $1.9 million. Please clarify to us and in your document the extent of production related receivables that were outstanding at the time you ceased selling to
ENA Upstream. In addition, please clarify the resultant loss on any amounts deemed uncollectible or were recognized in the settlement as part of the merger consideration. Similarly, clarify your disclosure of the amount of derivative related receivables and associated gains and losses.

39. We note your tabular presentation of Supplemental ENA
Affiliate
Data. Please explain to us why derivative and production related receivables that are discussed elsewhere are not included in this supplemental data. Please clarify to us why these amounts are omitted in the December 31, 2003 presentation.

40. Please clarify to us and in your document the nature of the "monitoring agreements" and the monitoring activities that were entered into with affiliates of MEI Acquisitions.

Note - 9, Oil & Gas Producing Activities and Capitalized Costs
(Unaudited), page F-23

41. Please modify your disclosures to comply with SFAS 69 as written.
It appears your costs incurred disclosures include proceeds from property conveyances.

Annex A - Estimated Future Reserves and Income Attributable to
Certain Leasehold and Royalty Interests (SEC Parameters) As of
December 31, 2004

42. We note the report provided by your petroleum consulting firm includes a measure identified as "Future Net Income". It appears the amount depicted is equal to your PV10 Value. Please have your petroleum consultants provide a revised report that re-characterizes the line item, as Net Income has a different meaning in the context of GAAP and in filings made with the Commission. Please refer to 10(e)(1)(ii)(E) of Regulation S-K.

Exhibits and Financial Statement Schedules

43. Please disclose if material, a schedule of valuation and qualifying accounts. Refer to Rule 5-04(c) and 12-09 of Regulation
S-X. Include, without limitation, accounts receivable valuation allowances, estimates of product returns, and inventory reserves and any other reserves not disclosed elsewhere.

44. Provide a currently dated consent from the independent accountants in your amendment.


Engineering Comments

Summary, page 1

West Texas Permian Basin, page2

45. Please amend your document to clarify whether your term
"commercially successful wells" indicates that such wells are estimated to return their well costs.

Risk Factors, page 7

Because a significant part of the value of our production and reserves is concentrated in a small number of offshore properties, any production problems or inaccuracies in reserve estimates related to those properties could affect our business materially and adversely, page 9

46. Please amend your document to disclose your historical downtime in the last three years for your offshore properties due to mechanical and weather-related problems. You may include the figures for onshore properties for comparison.

Business, page 35

Significant Properties, page 37

47. Furnish to us the petroleum engineering reports - in hard copy and electronic spreadsheet format - you used as the basis for your 2004 proved reserve disclosures. The report should include:

* One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

* Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

* Narratives and engineering exhibits for the largest 2004 reserve addition - extensions and/or discoveries - in each of your major geographic areas;

48. You have attributed proved reserves of 56 BCFE - 45% of your offshore proved reserves - to four deepwater properties which have no producing wells and are undeveloped. You disclose in your risk factors (page 9) that the bulk of your production is from offshore properties. Item 303(a)(3)(ii) of Regulation S-K requires the description of any known trends and uncertainties that impact continuing operations. Please amend your document to compare your deepwater proved undeveloped reserves booked at each of the last three years-end to the corresponding ultimate proved developed reserves that you disclosed after drilling. You may contact us for assistance in this or any other matter.

49. We note that you claimed proved undeveloped reserves at the Green
Canyon 646 property even though you have disclosed on page 39 that you farmed out this property and "[d]evelopment plans are in progress." Development plans, including estimated capital expense, production costs and construction schedules, must necessarily be complete prior to claiming PUD reserves. Please explain to us your justification for the proved reserves here despite (apparent) uncertainty sufficient to preclude your disclosure of the anticipated date of first production. Compare this property to the North Black
Widow project where you are not the operator, development planning is in process, initial production is anticipated by 2006 and you have claimed no proved reserves. Otherwise, delete this property from your disclosed proved reserves.

Acreage, page 42

50. Per SEC Industry Guide 2, please expand your tables here to disclose material undeveloped acreage subject to expiration in each of the next three years.

Management, page 51

Overriding Royalty Arrangements, page 56

51. Please amend your document to explain the procedures and controls you have in place to avoid conflicts of interest for your geological staff.

Glossary of Oil and Natural Gas Terms, page 80

52. Your definitions of proved reserves, proved developed reserves and proved undeveloped reserves are a truncated version of those in
Rule 4-10(a) of Regulation S-X. Please amend your document to include at least one reference to Rule 4-10(a)(2)(3)(4) as the only applicable definitions for these reserve classifications. This is available at our website, http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.


Closing Comments

      Please amend the above registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



Direct questions on the comments regarding financial statements and related disclosure to Kevin Stertzel at (202) 551-3723 or, in his absence to Jill Davis, Branch Chief, at (202) 551-3683. Direct questions relating to engineering issues to Ronald Winfrey, Petroleum
Engineer, at (202) 551-3704. Direct questions on other disclosure issues to Carrie Darling at (202) 551-3724 or, in her absence, to Timothy Levenberg, Special Counsel, at (202) 551-3707. Direct any correspondence to us at the following ZIP Code: 20549-0405.


							Sincerely,




							H.  Roger Schwall
							Assistant Director


cc:	Kelly Rose, Esq.  (via facsimile only (713) 229-7996)
	Ron Winfrey
	Jill Davis
      Timothy Levenberg
      Carrie Darling
	Kevin Stertzel


??

??

??

??

Mr. Scott D. Josey
Mariner Energy, Inc.
June 10, 2005
page 13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
Mail stop 0405